Giving Agents Financial Freedom Takes Center Stage at the Real RISE
2023 Conference

Real empowers agent success with revenue-sharing post-retirement; unveils wealth-
building tools and longer term vision of the "Real Wallet" that provides rewards and other benefits

TORONTO & NEW YORK - October 25, 2023 - The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing, publicly traded real estate brokerage, used its second annual signature conference, RISE 2023 this week, to make four significant announcements designed to help its 12,000+ agents better secure their financial futures, including the ability to continue to receive revenue sharing payments after retirement, a wealth forecasting tool, better insights into their earnings and a new incentivized payment product.

Real Wallet

Real Chairman and CEO Tamir Poleg announced that the company is working toward providing Real agents with Real Wallet, a first-of-its-kind fintech product that centralizes the functionality of a debit card, credit card, reward points and an array of additional perks to offer its agents a new way to unlock financing sources that were not previously available to them. Initial testing is scheduled for the first half of 2024, reinforcing Real's commitment to integrating fintech into the real estate sector.

"With the introduction of Real Wallet, we're on the cusp of a fintech revolution in the real estate space. We envision a future where agents have a transparent, reliable and predictive approach to a major portion of their finances, and this is a significant stride in that direction," Poleg said. "With the development of Real Wallet, Real is not only redefining how agents manage their finances, but also helping them to maximize their earnings."

Real Retirement

To provide agents more financial security, Real is launching Real Retirement, an initiative going into effect January 1, 2024. Under the program, agents who have been a producing agent with the company for a minimum of three years will be eligible to continue to collect their monthly revenue share payments after they are no longer actively representing clients, provided they maintain an active real estate license.

"Our long-term success is linked to our partnership with and the continued success of our agents," Poleg said. "We launched Willable Revenue Share earlier this year to help secure agents' financial legacies, and we are introducing Real Retirement to better support our agents as they plan for their financial futures. We believe it's important to not only provide the tools that allow our agents to adequately plan for retirement, but also to recognize their contributions to Real even after they are no longer actively selling real estate."

WealthPlan
Real also unveiled a suite of fully integrated wealth planning tools dubbed "WealthPlan" for real estate agents. WealthPlan takes a three-part approach focused on education, planning and accountability to help agents design and achieve their wealth goals.

The program incorporates extensive training to teach agents about the multiple ways they are able to generate income and create long-term wealth through Real, including commission plans, stock purchase programs, revenue sharing and stock awards.

The planning element of the program allows agents to set their wealth targets and automatically generates a personalized plan across various revenue generating opportunities at Real. Once their target metrics are in place, the plan is updated in real time to adjust for changes to commission income, stock holdings, revenue share and additional stock awards. The dashboard will let agents know whether they are on track to achieve their goals and make recommendations if they veer off course. Agents are also able to share their plans with their team leaders, coaches and advisors to help monitor their progress and keep them accountable to hitting their goals.

"Most agents are taught to set short-term business goals from year to year without planning for their personal financial futures," said Sharran Srivatsaa, President of Real. "A business plan should tactically tell you what you should do next in your business, but a wealth plan can show you how to change the very financial bloodline of your family. We want to teach agents to think beyond their business goals and to focus instead on how to achieve the financial goals they've set for themselves."

Real is making its planning feature available to agents interested in joining the organization to enable them to forecast what their financial future would look like on the Real platform based on their wealth building goals.

Revenue Share Insights

To provide agents more insight regarding their overall earnings, Real rolled out enhancements to its award-winning reZEN transaction management platform. This includes a gamified dashboard that offers comprehensive insights of each agent's revenue share income as well as more visibility into their revenue sharing network.

"Revenue share at Real is a vehicle for integrated business partnership among agents," Srivatsaa said. "The primary reason for launching a deep layer of insights and reporting related to revenue share is to enhance the business partnership among agents. While the gamified-dashboard allows agents to track earnings and earn badges, the most important feature is to quickly identify key individuals in their revenue share networks who may need support or training. This allows for a multi-faceted and ultra-scalable approach for Real to support agents and also support networks in real-time while providing deep transparency in data and reporting."

RISE 2023 Conference Recap

Giving agents visibility into their current earnings while helping them achieve a comfortable retirement were just a few of the initiatives announced during the company's second annual signature conference, which drew more than 1,200 attendees from throughout the U.S. and Canada. In addition to providing an opportunity to network as well as hear from company leadership and industry experts, Real also:

● Announced it is now operational in all 50 states and the District of Columbia, with the addition of Nebraska;

● Rolled out a brand and positioning refresh and enhanced marketing resources for its agents;

● Launched One Real, its new consumer app, and previewed the next generation of Leo, Real's 24/7 GPT-powered agent concierge.

Alex Hormozi, a world-renowned entrepreneur, investor and philanthropist known for helping others to scale their businesses, and best-selling author and performance coach Justin Roetheslingshoefer were the conference's keynote speakers.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 12,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to successfully launch its planned programs, including Real Wallet.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns, Real's ability to attract new agents and retain current agents and Real's inability to successfully launch it planned programs, including Real Wallet. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221